UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 8, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SanDisk Corp.

File No. 0-26734 – CF #34563

Western Digital Corporation (successor to SanDisk Corp.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information SanDisk Corp. excluded from the Exhibits to a Form 10-Q filed on November 8, 2006.

Based on representations by Western Digital Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2021
Exhibit 10.2	through December 31, 2021
Exhibit 10.5	through December 31, 2021
Exhibit 10.6	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary